[D.R. HORTON, INC. LETTERHEAD]

February 21, 2012

VIA FEDERAL EXPRESS DELIVERY AND EDGAR

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	D.R. Horton, Inc.
Form 10-K for the Year Ended September 30, 2011
Filed November 17, 2011
Form 10-Q for the Period Ended December 31, 2011
Filed January 27, 2012
File No. 1-14122

Dear Mr. Decker:

On behalf of D.R. Horton, Inc. (the “Company”), I am writing in response to your letter dated February 8, 2012, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings for the Company. For your convenience, the full text of each of the Staff’s comments is reproduced below together with the Company’s responses thereto.

FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2011

Financial Statements

Statements of Operations and Comprehensive Income (Loss), page 63

1.	In future filings, please revise your statements of operations to clearly present net income attributable to the parent and the noncontrolling interest. Please clearly label net income (loss) attributable to D.R. Horton common shareholders. Refer to FASB ASC 810-10-55-4J for additional guidance. Please also similarly revise your statement of cash flows all periods presented, as necessary to present net income (loss) appropriately.

Securities and Exchange Commission

February 21, 2012

Response: In our Form 10-K for the year ended September 30, 2011, we presented noncontrolling interests in our consolidated balance sheets of $2.9 million and $9.7 million at September 30, 2011 and 2010, respectively. As disclosed in our fiscal 2011 filings, we adopted the FASB’s revised guidance regarding the determination of a primary beneficiary of a variable interest entity at the beginning of fiscal 2011. The adoption of the revised guidance resulted in the deconsolidation of all of our variable interest entities which reduced land inventory not owned and noncontrolling interests in our consolidated balance sheets by $7.6 million during the first quarter of fiscal 2011. For fiscal years 2011, 2010 and 2009 our net income (loss) attributable to noncontrolling interests was ($0.8) million, $0.2 million and $3.0 million, respectively. The net income (loss) attributable to noncontrolling interests is a result of the operating activity of various joint ventures, only one of which remained active during fiscal 2011. Because the net income attributable to our noncontrolling interests is not material, we do not believe it is necessary to revise our future filings.

Note J – Employee Benefit Plans, page 86

Performance Unit Plan, page 88

2.	We note that during the fourth quarter of fiscal 2011, the Compensation Committee exercised its discretion and reduced the amount earned under the 2008 performance grant. Please tell us the amount by which the award was reduced and the resulting impact to your results of operations and address the need to disclose this information in future filings.

Response: The performance period for the 2008 performance unit plan ended on September 30, 2010. During the first quarter of fiscal 2011, the Compensation Committee exercised its discretion and reduced the amount earned under the 2008 performance unit plan. The reduction of the award happened before our Form 10-K for fiscal 2010 was filed and the impact was included in our results for fiscal 2010. The following paragraph is the related disclosure from our Form 10-K for fiscal 2010:

“Subsequent to September 30, 2010, the Compensation Committee exercised its discretion and reduced the amount earned under the 2008 performance unit grant to $4.9 million and expects to limit the amount which may be earned under the 2009 performance unit grant to approximately $4.1 million. The liability related to the 2008 and 2009 performance unit grants was $9.0 million and $11.3 million at September 30, 2010 and September 30, 2009, respectively. Compensation expense (benefit) related to these grants were ($2.3) million and $7.7 million for fiscal 2010 and 2009, respectively.”

During the fourth quarter of fiscal 2010 the liability related to the 2008 award was reduced by $3.5 million, from $8.4 million at June 30, 2010 to $4.9 million at September 30, 2010.

Securities and Exchange Commission

February 21, 2012

In our Form 10-K for fiscal 2011, we disclosed the following related to the 2008 performance unit award:

“During the first quarter of fiscal 2011, the Compensation Committee exercised its discretion and reduced the amount earned under the 2008 performance unit grant to 437,500 performance units which had a value of $4.9 million based on the Company’s stock price at September 30, 2010. In November 2010, the Company issued shares of its common stock to satisfy the award.”

Because the award was satisfied in November 2010 and there will be no future impact to our statement of operations, no further disclosures of this item are necessary.

Note K – Commitments and Contingencies, page 89

Warranty Claims, page 89

3.	You indicate that if additional homes are found to contain Chinese Drywall, you would likely be required to further increase your warranty reserves for this matter in the future. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred for this matter, in future filings, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made.

Response: We initially disclosed the Chinese drywall matter in Form 10-Q for the period ended March 31, 2009 when we learned of the issue through customer inquiries in our South Florida market. During subsequent quarters we investigated the supply channel for homes we constructed, reviewed warranty claims and tested specific houses to determine approximately 90 homes constructed in our South Florida and Louisiana markets contained Chinese drywall. Although the cost to repair these houses was not quantitatively material to our financial statements, we disclosed the matter because we were initially unsure of the potential magnitude of the problem. The Chinese drywall issue received a substantial amount of coverage in the media and we continued to update our disclosures to inform investors that the issue had a minimal impact on the Company. The homes that contained Chinese drywall were constructed between 2005 and 2007. Based on the lack of any recent customer inquiries and warranty claims related to Chinese drywall and our investigation of the supply channel we do not believe we will incur losses exceeding the amounts already recognized.

Securities and Exchange Commission

February 21, 2012

4.	Please also tell us the number of claims pending at each balance sheet date, the number of claims filed for each period presented, the number of claims dismissed, settled, or otherwise resolved for each period, and the average settlement amount per claim, if applicable. Please also discuss any expected trends in these amounts and their reasonably likely effects on your operating results and liquidity.

Response: In 2009, after we investigated our supply channel and identified approximately 90 homes with Chinese drywall, we established a liability based on the average cost to repair the homes. At each balance sheet date we reviewed our estimates of the number of homes and the average cost to repair the homes to ensure our estimate had not significantly changed. The 90 homes we identified with Chinese drywall in fiscal 2009 remained consistent in fiscal 2010, 2011 and through the date of this letter. We have not discovered any new homes during fiscal 2011 and through the date of this letter that contained Chinese drywall and do not expect to find a significant number of homes containing the drywall in the future. We have completed all repairs in our Louisiana market and are nearing the end of our repairs in Florida. Our average cost to repair the homes was approximately $85,000 per home. We had liabilities of $2.6 million, $0.8 million and $0.7 million for the remaining repair costs of homes in our Florida and Louisiana markets that contained Chinese drywall at September 30, 2010, September 30, 2011 and December 31, 2011, respectively. The impact of Chinese drywall since its discovery in fiscal 2009 has been immaterial to our operating results and liquidity, and we expect it to remain immaterial in the future.

5.	You disclosed that you have been named a defendant in several lawsuits in Louisiana and Florida pertaining to Chinese Drywall. Please tell us when each lawsuit was filed, the nature of the damages alleged by claimants and related costs of administering and litigating these claims.

Response: We are named as a defendant in four Chinese drywall lawsuits which were filed in federal court during the period from October 2009 through May 2011. These four cases involve claims from seven of our homeowners and have all been consolidated into the Chinese Drywall Multi-district litigation in the U.S. District Court, Eastern District of Louisiana, Case No. 09-2047. These are very large, class action complaints and contain hundreds of homeowners/plaintiffs who are suing the homebuilders, suppliers, installers, importers, manufacturers, etc. of the defective Chinese drywall. We are also named as a defendant in one single plaintiff, Chinese drywall lawsuit pending in state court in Florida which was filed in March 2010.

The plaintiffs in these lawsuits allege that the defective Chinese drywall releases sulfides and other noxious gases that are emitted from the drywall causing corrosion and damage to their homes and personal property. Some plaintiffs also allege that the emissions cause personal injuries, such as eye irritation, sore throats and coughing, nausea, fatigue and shortness of breath. In all of the lawsuits discussed above, we offered to repair these homes but the homeowners rejected the offers and opted to pursue their claims in litigation.

Securities and Exchange Commission

February 21, 2012

The litigation costs incurred to date to defend these claims total approximately $0.4 million. We disclosed in our Form 10-K for fiscal 2011 that because these claims are still in their early stages, we are unable to express an opinion as to the amount of damages, if any, beyond what has been reserved for repair costs, as discussed in our response to comment 4.

Insurance and Legal Claims, page 90

6.	You disclose that you have been named as a defendant in various claims, complaints, and other legal actions including construction defects claims on closed homes and other claims and lawsuits incurred in the ordinary course of business. Your liabilities for these items were $529.6 million and $571.3 million at September 30, 2011 and 2010. Please separately disclose, quantify and discuss these contingencies by major category for each period presented. SAB Topic 5:Y states that product and environmental remediation liabilities are of such significance that detailed disclosures regarding the judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on your financial condition, results of operations, or liquidity. Please help us better understand how you determined that additional disclosures regarding these matters, including those called for by SAB Topic 5:Y do not need to be provided. Specifically, please provide us with additional background regarding these matters and whether you believe that these matters will or will not have a material impact on your financial condition, results of operations, or cash flows.

Response: We record expenses and liabilities for the costs of exposures related to claims and lawsuits incurred in the ordinary course of business. The vast majority of our liabilities for these items relate to construction defect matters, which constituted 99% of our $529.6 million liabilities at September 30, 2011. The balance of the claims and lawsuits consist of personal injury claims, employment matters, land development issues and contract disputes.

The liabilities for construction defect claims are determined by analyzing our historical claims rate and the average cost per claim related to various types of our products. The estimates of the liabilities are subject to ongoing revision as the circumstances of individual pending claims and historical data and trends change. Our September 30, 2011 and December 31, 2011 estimates of our construction defect liabilities represent our total anticipated construction defect claims to be incurred related to previously closed homes.

Securities and Exchange Commission

February 21, 2012

Based on the facts of the active claims outstanding when we filed our Form 10-K for fiscal 2011 and our Form 10-Q as of December 31, 2011, there were no claims that were individually material to the Company’s financial statements. The majority of the liability for construction defect claims relates to our estimated exposure for currently unasserted claims that we expect to be asserted during the statute of repose. The statute of repose for construction defect litigation can vary from state to state, but is 10 years in many states in which we operate. The Company’s approximately 335,000 closed homes during the past 10 years represent a significant number of homes which may potentially be subject to construction defect claims in the future. In order to provide the reader with an understanding of the potential sensitivity in our estimated construction defect liabilities, we disclosed the following in our Critical Accounting Policies of our Form 10-K for fiscal 2011:

“The expenses, liabilities and receivables related to these claims are subject to a high degree of variability due to uncertainties such as trends in construction defect claims relative to our markets, the types of products we build, claim settlement patterns, insurance industry practices and legal interpretations, among others. A 10% increase in the claim rate and the average cost per claim used to estimate the self-insured accruals would result in an increase of approximately $121.9 million in our accrual and a $81.8 million increase in our receivable resulting in additional expense of $40.1 million, while a 10% decrease in the claim rate and the average cost per claim would result in a decrease of approximately $94.4 million in our accrual and a $61.1 million decrease in our receivable resulting in a reduction in our expense of $33.3 million.”

The sensitivity disclosure provided in our Form 10-K for fiscal 2011 provides indications of the potential implications of changes in assumptions that may affect the range of possible losses. In addition, we disclosed the following statements regarding the loss or possible range of loss in excess of our reserves:

“Due to the high degree of judgment required in establishing reserves for these contingencies, it is not possible for the Company to make a reasonable estimate of the possible loss or range of loss in excess of its reserves. To the extent the losses arising from the ultimate resolution of any matter exceeds management’s estimates reflected in the recorded reserves relating to these matters, the Company would incur additional charges that could be significant.”

Securities and Exchange Commission

February 21, 2012

7.	You disclosed that during fiscal 2011, you recorded an out-of-period adjustment which had the effect of increasing homes sales gross margin and net income by $5.3 million. You indicated that the adjustment related to an error in recording the loss reserves of your wholly-owned captive insurance subsidiary. Please tell us the facts and circumstances surrounding the error in recording the loss reserves of your captive insurance subsidiary. Please also tell us how you determined that the adjustment was not material to your prior periods as well as your current fiscal year’s financial statements. Please also address the materiality of your adjustments on your prior and current fiscal quarter financial statements. Please refer to the guidance in SAB 99.

Response: The out-of-period adjustment that related to the loss reserves of our wholly-owned captive insurance subsidiary was recorded during our second quarter of fiscal 2011, the period in which the error was identified. At that time, we analyzed both the quantitative and qualitative effects of this error in accordance with Staff Accounting Bulletin 99 and determined that the error was immaterial to the prior periods and to fiscal 2011. Before reporting our results for the second quarter of fiscal 2011, we prepared an internal memo which documented the analysis that led us to our conclusion. Our full response to this comment, which includes this confidential internal memo as an exhibit, was provided to you under separate cover by our letter dated February 13, 2012.

Form 10-Q for the Period Ended December 31, 2011

General

8.	Please address the above comments in your future interim filings as well, as applicable.

Response: We will incorporate the responses to the above comments in our next interim filing as applicable, which will be our Form 10-Q for the quarter ended March 31, 2012.

As requested by the Staff, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

February 21, 2012

If you have any questions or comments regarding this filing, please contact Bill W. Wheat, Executive Vice President and Chief Financial Officer of the Company, by telephone at (817) 390-8200 or by telecopy at (817) 390-1715.

Thank you for your attention.

Very truly yours,

/S/ BILL W. WHEAT

Bill W. Wheat

cc:	Ernest Greene, Staff Accountant
Jeanne Baker, Assistant Chief Accountant
Thomas B. Montano, Esq., D.R. Horton, Inc.
Richard M. Russo, Esq., Gibson, Dunn & Crutcher LLP